Exhibit (d-2)

February 11, 2021

The Alger ETF Trust

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, each series (each, a “Fund”) of The Alger ETF Trust (the “Trust”) listed on Schedule A for the time period indicated. FAM will waive its fees and/or reimburse expenses to the extent total annual Fund operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Trust’s Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the Investment Company Act of 1940, as amended, and will terminate automatically in the event of termination of the Management Agreement between FAM and the Trust, on behalf of each Fund. Subject to the expense limitation indicated, FAM may, during the term of this agreement, recoup any fees waived or expenses reimbursed pursuant to this agreement to the extent that such recoupment would not cause the expense ratio to exceed the stated limitation in effect at the time of (i) the waiver or reimbursement or (ii) the recoupment by FAM after repayment of the recoupment is taken into account.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP, CCO, General Counsel

Accepted by:

The Alger ETF Trust

/s/ Mia Pillinger
By: Mia Pillinger, Assistant Secretary

SCHEDULE A

Fund Name	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Mid Cap 40 ETF	December 31	0.60%	Inception – April 30, 2023
Alger 35 ETF	December 31	0.55%	Inception – April 30, 2023

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